SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_________

FORM 11-K

_________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

_________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended              December 31, 1999

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number     2-84723

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

Schering-Plough Corporation

One Giralda Farms

P.O. Box 1000

Madison, New Jersey 07940

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITORS REPORT	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for
Benefits as of December 31, 1999 and 1998	4

Statement of Changes in Net Assets Available
For Benefits for the Year Ended December 31, 1999	5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULE:

Schedule I - Schedule of Assets Held for Investment Purposes - December 31, 1999

EXHIBIT:

EXHIBIT I Independent Auditors Consent

SIGNATURES

Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Schering-Plough Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Schering-Plough Employees' Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 1999 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 15, 2000

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 1999 AND 1998

($ in 000's)

	1999	1998
Vanguard Funds	$252,571	$205,116

Schering-Plough Stock Fund	181,592	248,407

Loan Fund	9,444	8,713

Net Assets Available for Benefits	$443,607	$462,236

See Notes to Financial Statements.

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 1999

($ in 000's)

Additions to net assets attributed to:

Investment income:

Interest and dividends	$21,817

Net depreciation in fair value of investments	(44,819)

(23,002)

Contributions:

Participant contributions	27,990

Asset transfers in	71

28,061

Total additions	5,059

Deductions from net assets attributed to:

Benefit payments	23,688

Net decrease	(18,629)

Net assets available for benefits:
Beginning of year	462,236

End of year	$443,607

See Notes to Financial Statements.

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

($ in 000's except per share amounts)

1. General

The Schering-Plough Employees' Savings Plan ("Plan") is a defined contribution plan open to all United States employees of Schering-Plough Corporation ("Company") and its participating subsidiaries who have attained one year of service. A year of service for eligibility purposes shall mean a twelve-month period, beginning with the day of the year the employee commenced employment. There were approximately 11,500 participants in the Plan at December 31, 1999 and 10,700 at December 31, 1998 .

2.   Significant Accounting Policies

Basis of Accounting - The accounts of the Plan have been prepared on an accrual basis in accordance with generally accepted accounting principles.

The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") as permitted by the Securities and Exchange Commission.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock.

The closing stock prices of Schering-Plough Corporation at December 31, 1999 and December 31, 1998 were $42 3/8 and $55 1/4, respectively; the closing price on June 15, 2000 was $48.1875.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends recorded in the Schering-Plough Stock Fund are reinvested in Schering-Plough common stock units.

Participant loans are valued at cost which approximates fair value.

Payment of Benefits - Benefit payments are recorded when paid.

($ in 000's except per share amounts)

3.   Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Salary Deferral Contributions - Each year participants may contribute from 1% to 4% (up to 10% for employees covered by a certain collective bargaining agreement) of pretax annual compensation, as defined in the Plan. Contributions are subject to certain limitations.

Participant Accounts - Each participant's account is credited with the participant's contribution and earnings thereon. Participants have a non-forfeitable right to their contributions plus (minus) actual earnings thereon which vest fully and immediately.

Investment Options - Upon enrollment in the Plan, a participant may direct their contributions into any of the following Vanguard Fiduciary Trust Company ("Vanguard") investment options:

  Wellington Fund - Primarily equity and fixed income securities with the objective of providing current income and capital appreciation.

  Windsor Fund - Primarily equity securities with the objective of providing long-term capital growth.

  Explorer Fund - Primarily equity securities of smaller companies with the objective of providing above average capital appreciation but with a potentially higher level of risk.

  Treasury Money Market Fund - Predominately U.S. Treasury securities with maturities of 13 months or less with the objective of providing current income based on current market interest rates, with preservation of principal and liquidity.

  Short-Term Corporate Fund - A diversified portfolio primarily consisting of short-term corporate bonds and U.S. Treasury securities.

  500 Index Fund - Designed to provide returns which correspond to the performance of Standard & Poor's 500 Composite Stock Price Index.

  International Growth Fund - A non-U.S. equity portfolio, primarily investing in securities of issuers within Europe and Asia.

($ in 000's except per share amounts)

Schering-Plough Stock Fund Fund is comprised of Schering-Plough common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50% of their Salary Deferral Contribution into this fund.

Loan Fund - Participants may borrow from their fund accounts up to the lesser of one half of their account or $50 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the Loan Fund. These loans bear a fixed rate of interest as determined to be reasonable by the Schering-Plough Employee Benefits Committee, and are repayable over periods not exceeding five years, except loans

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount or annual installments not to exceed the life expectancy of the participant or the life expectancy of the spouse. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Distribution of all or a portion of a participant's account, prior to termina

4.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA.

5.   Tax Status

The Internal Revenue Service has issued a determination letter dated June 1, 1995 to the effect that the Plan is a qualified employee benefit plan, meeting the requirements of Section 401(a) of the Internal Revenue Code and the Trust established thereunder is exempt from Federal income taxes under Section 501(a). Accordingly, there is no provision for income taxes in the Plan's financial statements.

6.   Administration of Plan Assets

Contributions are held and managed by the Vanguard Group (the "Trustee"), which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the payment of interest and principal on the participant loans.

($ in 000's except per share amounts)

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

All plan administration expenses are borne by the Company.

7.   Net Appreciation (Depreciation) In Fair Value Of Investments

During 1999, investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $44,819 as follows:

Vanguard 500 Index Fund	$8,474

Vanguard Windsor Fund	(1,812)

Vanguard Treasury Money Market Fund	-

Vanguard Short-Term Corporate Fund	(183)

Vanguard Wellington Fund	(1,348)

Vanguard Explorer Fund	3,913

Vanguard International Growth Fund	1,385

Schering-Plough Stock Fund	(55,248)

Loan Fund	-
_______
$(44,819)

($ in 000's except per share amounts)

8.   Fund Information

   The following funds represent 5% or more of the Plans net assets available for benefits at:

	December 31,
	1999	1998
Vanguard 500 Index Fund	$60,420	$36,276

Vanguard Windsor Fund	81,433	77,449

Vanguard Treasury Money Market Fund	41,878	34,891

Vanguard Wellington Fund	28,462	26,965

Vanguard Explorer Fund	24,698	-

Schering-Plough Stock Fund	181,592	248,407

9.   Subsequent Events Plan Amendments

Effective January 1, 2000, the Plan was amended. Under the new terms, the one-year waiting period necessary to gain eligibility was discontinued. As such, employees hired on or after January 1, 2000, will be eligible as of their hire date. Employees hired between January 1, 1999 and December 31, 1999, became eligible as of January 1, 2000.

In addition, the maximum pretax annual compensation that may be contributed was raised from 4% to 6% (except for employees covered by a certain collective bargaining agreement who may continue contributing up to 10% through December 31, 2000, after which time their maximum deferral percentage will decrease to 6%).

SCHEDULE I

SCHERING-PLOUGH CORPORATION EMPLOYEES' SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1999

($ in 000's)
	Participants	Shares/ Units		Current Value

Schering-Plough Stock
Fund	9,366	238,959	1/	$181,592	2/

Vanguard Treasury Money
Market Fund*	3,464	41,878,085		41,878	2/

Vanguard Explorer Fund*	3,087	359,926		24,698	2/

Vanguard 500 Index
Fund*	5,661	466,462		60,420	2/

Vanguard Windsor Fund*	6,777	5,368,045		81,433	2/

Vanguard Wellington Fund*	4,204	1,017,971		28,462	2/

Vanguard International
Growth Fund*	1,825	406,039		9,132

Vanguard Short-Term
Corporate Fund*	978	621,805		6,548

Total Vanguard Registered
Investment Company Shares				252,571

Outstanding Loan Balance -
6.0% to 11.5% due 36 to 240
months from date of loan	1,204	-		9,444

Total Assets Held for Investment
Purposes				$443,607

*  Registered Investment Company

1/ Represents Schering-Plough Stock Fund units.

2/ Indicates investment representing 5 percent or more of the net assets available for benefits.

EXHIBIT I

Independent Auditors' Consent

We consent to the incorporation by reference in Registration Statements No. 2-83963, No. 33-19013, No. 33-50606, No. 333- 30331 and No. 333-87077 on Form S-8, Registration Statement No. 333-853 on Form S-3, Post-Effective Amendment No. 1 to Registration Statement No. 2-84723 on Form S-8, Post-Effective Amendment No. 1 to Registration Statement No. 2-80012 on Form S-3, Post-Effective Amendment No.1 to Registration Statement No. 2-77740 on Form S-3 and Re 12909 and No. 333-30355 on Form S-3 of our report dated June 15, 2000 appearing in this Annual Report on Form 11-K of Schering-Plough Employees' Savings Plan for the year ended December 31, 1999.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 27, 2000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     Schering-Plough Employees' Savings Plan

Date:June 22, 2000                           By:        /s/Vincent Sweeney

                                                           Name:  Vincent Sweeney

                                                           Title:    Plan Administrator